CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited consolidated results of the Group for the first three quarters ended 30 September 2006.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2006.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF 30 SEPTEMBER 2006

(All amounts in Renminbi (“RMB”) thousands)

	Note	Unaudited 30 September 2006	Audited 31 December 2005

ASSETS
Non-current assets
Property, plant and equipment		114,720,666	116,056,432
Goodwill		3,143,983	3,143,983
Other assets		6,427,457	7,818,583
Deferred income tax assets		771,553	335,234

		125,063,659	127,354,232

Current assets
Inventories		2,268,274	2,107,812
Accounts receivable, net		3,759,104	4,548,429
Prepayments and other current assets		2,295,471	2,342,467
Amounts due from Domestic Carriers		272,433	138,485
Amounts due from related parties		170,723	384,531
Short-term bank deposits		118,599	282,457
Cash and cash equivalents		10,921,937	5,471,576

		19,806,541	15,275,757

Total assets		144,870,200	142,629,989

EQUITY
Capital and reserves attributable to the Company’s shareholders
Share capital		1,336,769	1,333,621

Share premium		52,776,036	52,601,014
Reserves		2,909,704	2,827,331
Retained profits
- Proposed 2005 final dividend		—	1,383,169
- Other		22,327,118	18,139,210

		79,349,627	76,284,345
Minority interest		4,944	2,734

Total equity		79,354,571	76,287,079

LIABILITIES
Non-current liabilities
Long-term bank loans		5,028,574	11,981,518
Convertible bonds	3	8,210,580	—
Obligations under finance leases		20,594	145,367
Deferred income tax liabilities		5,462	5,613
Deferred revenue		2,585,829	3,348,232

		15,851,039	15,480,730

Current liabilities
Payables and accrued liabilities		25,414,420	18,526,628
Taxes payable		1,652,047	1,016,128
Amounts due to Domestic Carriers		1,021,748	822,006
Amounts due to China United Telecommunications Corporation		22,431	38,094
Amounts due to related parties		331,895	116,621
Short-term bonds		7,030,575	9,865,900
Short-term bank loans		317,000	7,024,358
Current portion of long-term bank loans		4,786,638	5,145,190
Current portion of obligations under finance leases		173,228	420,631
Advances from customers		8,914,608	7,886,624

		49,664,590	50,862,180

Total liabilities		65,515,629	66,342,910

Total equity and liabilities		144,870,200	142,629,989

Net current liabilities		(29,858,049)	(35,586,423)

Total assets less current liabilities		95,205,610	91,767,809

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

(All amounts in RMB thousands, except per share data)

		Unaudited
		Nine months ended 30 September
	Note	2006	2005

Revenue (Turnover)
GSM Business		44,350,911	38,837,090
CDMA Business		20,479,064	20,824,929
Data and Internet Business		1,738,128	2,363,735
Long Distance Business		680,524	1,221,355

Total service revenue		67,248,627	63,247,109
Sales of telecommunications products		2,985,446	2,030,526

Total revenue	4	70,234,073	65,277,635

Leased lines and network capacities		(6,571,088)	(6,647,441)
Interconnection charges		(7,016,313)	(6,302,666)
Depreciation and amortisation		(16,814,358)	(15,075,603)
Personnel		(5,005,162)	(3,985,166)
Selling and marketing		(14,613,740)	(15,583,210)
General, administrative and other expenses		(9,818,298)	(8,774,108)
Cost of telecommunications products sold		(3,562,523)	(2,624,953)
Loss on convertible bonds at fair value	3	(225,788)	—
Finance costs		(607,669)	(834,861)
Interest income		176,255	60,059
Other gains - net		8,189	16,868

Profit before income tax	4	6,183,578	5,526,554
Income tax expenses		(1,992,484)	(1,730,126)

Profit for the period		4,191,094	3,796,428

Attributable to:
Shareholders of the Company		4,188,884	3,796,428
Minority interest		2,210	—

		4,191,094	3,796,428

Basic earnings per share (RMB)	2	0.333	0.302

Diluted earnings per share (RMB)	2	0.332	0.301

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

(All amounts in RMB thousands)

	Unaudited
	Nine months ended 30 September
	2006	2005

Net cash generated from operating activities	27,114,092	23,360,411

Net cash used in investing activities	(11,849,641)	(12,846,511)

Net cash used in financing activities	(9,814,090)	(7,005,693)

Net increase in cash and cash equivalents	5,450,361	3,508,207
Cash and cash equivalents, beginning of period	5,471,576	4,629,553

Cash and cash equivalents, end of period	10,921,937	8,137,760

Analysis of the balances of cash and cash equivalents:
Cash balances	4,058	7,087
Bank balances	10,917,879	8,130,673

	10,921,937	8,137,760

Notes (All amounts in RMB unless otherwise stated)

1.             Basis of preparation

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA business are hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

As at 30 September 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB29.86 billion (31 December 2005: RMB35.59 billion). Taking into account available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2006 have been prepared under the going concern basis.

The accounting policies used for the unaudited condensed consolidated financial information for the nine months ended 30 September 2006 are the same as those set out in Note 2 to the 2005 Annual Report and Note 3 to the 2006 Interim Report.

2.             Basic and diluted earnings per share

Basic earnings per share for the nine months ended 30 September 2006 and 2005 were computed by dividing the profit attributable to shareholders of approximately RMB4,188,884,000 and RMB3,796,428,000 by the weighted average number of 12,583,944,000 shares and 12,569,263,000 shares during the periods respectively.

Diluted earnings per share for the nine months ended 30 September 2006 and 2005 were computed by dividing the adjusted profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; (ii) the amended Share Option Scheme; and (iii) the Convertible bonds. For the nine months ended 30 September 2006 and 2005, all dilutive potential shares, which if converted to ordinary shares would decrease profit attributable to the shareholders per share.

3.             Convertible bonds

On 5 July 2006, the Company issued zero coupon convertible bonds with an aggregate principal amount of US$1 billion (the “Convertible bonds”). Each bondholder has the option to convert the Convertible bonds into shares of the Company of HK$0.10 each at a conversion price of HK$8.63 (an equivalent of approximately US$1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalisation of profits or reserves, right issues and other events which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to 5 July 2009 (the maturity date of the Convertible bonds). Unless previously redeemed, converted, or purchased and cancelled, the Convertible bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

At any time after 5 July 2007 or on the occurrence of a relevant event as defined in the convertible bond agreement, a bondholder may freely assign or transfer any of the Convertible bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly to an affiliate of a competitor operator.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder’s option, to require the Company to redeem all or some of the Convertible bonds of such holder on the Put Option Date at 102.82% of their principal amount. To exercise such right, the holder of the relevant Convertible bonds must deliver its notice of redemption together with the certificate evidencing the Convertible bonds to be redeemed not later than 40 days prior to the Put Option Date.

As the functional currency of the Group is RMB, the conversion option of the Convertible bonds denominated in Hong Kong Dollars will not result in settlement by the exchange of a fixed amount of RMB for a fixed number of equity instruments. The embedded conversion option is therefore separated from the host contract and accounted for as a derivative liability carried at fair value through profit or loss.

(i)    Derivative liability component

The fair value of the derivative liability of the Convertible bonds is calculated by using the Binomial model. On 5 July 2006 (the inception date of the Convertible bonds) and 30 September 2006, the fair values of the conversion options were HK$0.96 and HK$1.21 each, respectively.

Because the Binomial model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. During the period, the share price of the Company rose and the fair value of derivative liability of the Convertible bonds increased accordingly, resulting in a fair value loss of approximately RMB225,788,000, which was recognised in the income statement as “Loss on convertible bonds at fair value”.

(ii)   Borrowing component

The initial carrying amount of the host contract, the borrowing component, is the residual amount after deducting the fair value of the derivative liability as at 5 July 2006 and subsequently is carried at amortised cost. Interest expense is calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted borrowing component. Should the aforesaid derivative liability not be separated and the entire bond be considered as the borrowing component, the effective interest rate would have been 1.46%.

(iii)  The derivative liability and borrowing components are analysed as follows:

RMB
Convertible bonds:
Face value of convertible bonds issued during the period	7,908,748,000
Less: Derivative liability component at the issuance date	(877,500,000)

7,031,248,000
Less: Issuance costs	(14,236,000)

Borrowing component at the issuance date	7,017,012,000

Number of conversion shares at the issuance date	899,745,075

Carrying value at 30 September 2006:
Derivative liability component	1,100,088,000
Borrowing component	7,110,492,000

8,210,580,000

No conversion of the Convertible bonds has occurred up to 30 September 2006.

4.             Related party transactions

For the nine months ended 30 September 2006, the Group incurred recurring related party transactions with China United Telecommunications Corporation ( the “Unicom Group”) and its subsidiaries of which approximately RMB192,556,000 (for the nine months ended 30 September 2005: approximately RMB191,868,000) were included in the revenue and approximately RMB6,641,739,000 (for the nine months ended 30 September 2005: approximately RMB6,371,097,000) were included in the costs and expenses.

FINANCIAL RESULTS’ OUTLINE

For the first three quarters of 2006, the Group continued to drive to deepen the transformation of its business model and further enhance the marketing strategies and strengthen its internal control. The steady growth of the various business segments was sustained.

I               Revenue

Growth in the revenue of the Group continued to remain steady for the first three quarters of 2006. Revenue was RMB70.23 billion, an increase of 7.6% from the same period last year. Of the total revenue, service revenue was RMB67.25 billion, up 6.3% from the same period last year.

Service revenue from GSM Cellular Business was RMB44.35 billion. The average minutes of usage (“MOU”) per subscriber per month were 233.4 minutes and the average revenue per subscriber per month (“ARPU”) was RMB49.7. Service revenue from CDMA Cellular Business was RMB20.48 billion. The average MOU per subscriber per month was 274.8 minutes and the ARPU was RMB66.8. Service revenue from Long Distance, Data and Internet was RMB2.42 billion.

II             Costs and Expenses

Costs and expenses for the first three quarters were RMB64.05 billion, up 7.2% from the same period last year. The rate of increase in costs and expenses was lower than the growth rate in revenue. Among the total costs and expenses, depreciation and amortisation expenses were RMB16.81 billion, up 11.5% from the same period last year, selling and marketing expenses were RMB14.61 billion, down 6.2% from the same period last year.

On 5 July 2006, the Company issued zero coupon convertible bonds with an aggregate principal amount of US$1 billion. During the period, the share price of the Company rose, resulting in a fair value loss on derivative liability of the Convertible bonds of approximately RMB0.23 billion, which was recognised in the income statement in accordance with Hong Kong Accounting Standards 32 and 39. This “Loss on convertible bonds at fair value” reduced the net profit but did not result in any cash outflow of this period.

III            Earnings

The Group’s profit before income tax for the first three quarters was RMB6.18 billion, an increase of 11.9% from the same period last year. Profit before income tax from GSM Cellular Business was RMB5.65 billion; profit before income tax from CDMA Cellular Business was RMB0.68 billion; profit before income tax from Long Distance, Data and Internet Business was RMB0.23 billion.

The Group’s net profit for the first three quarters of 2006 was RMB4.19 billion, up 10.4% from the same period last year. The earnings per share for the first three quarters was RMB0.333.

Adjusted EBITDA (Note 1) for the first three quarters of 2006 was RMB23.65 billion, up 10.7% from the same period last year. Adjusted EBITDA margin (adjusted EBITDA as a percentage of the revenue) was 33.7%, up 1 percentage point from the same period last year.

Note 1: Adjusted EBITDA represented the profit before loss on convertible bonds at fair value, interest income, finance costs, other gains (net), income tax expense, and depreciation and amortisation.

Prospects

The Company will continue to implement its rational, practical and active development strategies. More attention will be paid to accelerate business expansion, improve service quality and strengthen internal controls, with an ultimate goal of improving our development quality, increasing our comprehensive competitiveness and enhancing our sustainable development ability.

Caution Statement

The Board wishes to remind investors that the financial statements and the financial outlines for the first three quarters ended 30 September 2006 are based on the Group’s internal records and management accounts. The financial statements for the first three quarters ended 30 September 2006 have not been reviewed or audited by the auditors. The financial statements for the first three quarters ended 30 September 2005 are extracted from the unaudited financial statements already disclosed by the Group, and the financial statements for the year ended 31 December 2005 are extracted from the audited financial statement as contained in the 2005 Annual Report.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first three quarters ended 30 September 2006. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM LIMITED CHU KA YEE Company Secretary

Hong Kong, 26 October 2006

As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming